Exhibit 1

 JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
August 31, 2012

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Jacada Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders, or the Meeting, of Jacada Ltd., a company formed under the laws of the State of Israel, or the Company, will be held at 10:00 a.m. (Israel time) on Friday, October 5, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

 (1) To re-elect Messrs. Avner Atsmon and Ohad Zuckerman to the Board of Directors of the Company, or the Board, to serve as Class I Directors and as an External Directors (as defined in the Israeli Companies Law – 1999) for a term of three years each.

(2) To approve the Company’s 2012 Share Option and Incentive Plan, as adopted by the Board on August 14, 2012, under which an aggregate of up to 525,000 Ordinary Shares, par value NIS 0.04 each, of the Company, or Ordinary Shares, shall be newly reserved and available for the grant of options and other share-based awards to directors, employees, consultants and advisors of the Company.

(3) To approve the grant, to the Company’s directors, of options to purchase Ordinary Shares, as previously approved by the Audit Committee of the Board, or the Audit Committee, and the Board.

(4) To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2012 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

(5) To present and consider the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2011.

(6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved all of the above proposals and recommends that you vote in favor thereof.

Shareholders of record at the close of business on August 26, 2012 are entitled to notice of and to vote at the Meeting.  You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board, Gideon Hollander Co-Chief Executive Officer

i

JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Friday, October 5, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about August 31, 2012.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Israel time) on Friday, October 5, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and (except with respect to Proposal 5 below) vote upon the following matters:

(1)
The election of each of Messrs. Avner Atsmon and Ohad Zuckerman to the Board, to serve as a Class I director and as an External Director (as defined in the Israeli Companies Law – 1999, or the Companies Law) for a three year term, until the third Annual General Meeting of Shareholders following the Meeting.

(2)
The approval of the Company’s 2012 Share Option and Incentive Plan, as adopted by the Board on August 14, 2012, under which an aggregate of up to 525,000 Ordinary Shares, par value NIS 0.04 each, of the Company, or Ordinary Shares, shall be newly reserved and available for the grant of options and other share-based awards to directors, employees, consultants and advisors of the Company.

(3)	The approval of the grant, to the Company’s directors, of options to purchase Ordinary Shares, as previously approved by the Audit Committee of the Board, or the Audit Committee, and the Board.

(4)
The re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2012 and for such additional period until the next Annual General Meeting of Shareholders, and the authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

(5)	A presentation of the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2011, as made available to the Company’s shareholders.

(6)	The transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on August 26, 2012 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of August 26, 2012, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,153,270 Ordinary Shares issued and outstanding (excluding 1,111,796 Ordinary Shares held by the Company as treasury shares).

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Voting in Person.  If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such Ordinary Shares will be voted FOR all proposals.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions will be counted towards the quorum.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Voting Standards

The approval of Proposal 1 (concerning the election of each of Messrs. Avner Atsmon and Ohad Zuckerman as a Class I director and an External Director under the Companies Law) requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) such majority includes at least a majority of the votes of non-controlling shareholders who also lack a personal interest in the approval of the election and who vote on the matter (not including abstentions) or (ii) the total number of votes of such non-controlling, disinterested shareholders voting against the matter does not exceed two percent (2%) of the Company’s voting power.

All remaining proposals that will be voted on at the Meeting (Proposals 2, 3 and 4 ) require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the respective proposals, for the approval thereof.

In tabulating the voting results for the proposals, Ordinary Shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

As of August 26, 2012, there were 4,153,270 Ordinary Shares issued and outstanding (excluding 1,111,796 Ordinary Shares held by the Company as treasury shares).

The following table and related footnotes set forth certain information as of August 26, 2012 (unless otherwise indicated below) regarding the beneficial ownership of the Ordinary Shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of 5% or more of the outstanding Ordinary Shares, who are referred to below as significant shareholders. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the Securities and Exchange Commission, or the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is the address of the Company.

Name of Beneficial Owner	Number of Shares Owned	Percentage of Outstanding Shares
Directors and Executive Officers
Yossie Hollander (1), Director	546,003	13.06%
Gideon Hollander (2), Co-Chief Executive Officer and Chairman of the Board of Directors	453,747	10.75%
Ohad Zuckerman, External Director	25,469 (3)	*
Gittit Guberman, External Director	5,469 (3)	*
Avner Atsmon, External Director	12,969 (3)	*
Caroline Cronin, Chief Financial Officer	5,625 (3)	*
Significant Shareholders
New Resources (4)	230,000	5.53%
Gunar Anstalt (5)	223,750	5.38%
Lloyd I. Miller, III (6)	426,853	11.13%
* Represents less than one percent (1%).

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 Ordinary Shares owned individually by Mr. Hollander, 75,668 Ordinary Shares owned by Mr. Hollander’s spouse and 125,015 Ordinary Shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 20,000 Ordinary Shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 Ordinary Shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 Ordinary Shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the Ordinary Shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any Ordinary Shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Rd. Building B Suite 550, Atlanta, Georgia 30328.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 391,247 Ordinary Shares owned individually by Mr. Hollander, and 62,500 Ordinary Shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 Ordinary Shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	The Ordinary Shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.
(4)
Based on a Schedule 13G filed with the SEC on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on a Schedule 13G filed with the SEC on February 28, 2012. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 4550 Gordon Drive, Naples, Florida 34102.

PROPOSAL 1: RE-ELECTION OF EXTERNAL, CLASS I DIRECTORS

Background

In accordance with the terms of the Articles, the Board is divided into three classes and the term of office of the Company’s Class I Directors expires on the date of the Meeting. Messrs. Avner Atsmon and Ohad Zuckerman, who constitute the current members of that class, also serve as two of the Company’s External Directors under the Companies Law. The Companies Law provides that External Directors may be elected for one three-year term, and, upon the fulfillment of certain conditions, may be elected for an additional two three-year terms. Under the regulations promulgated under the Companies Law, External Directors of companies whose shares are registered for trading on certain exchanges outside of Israel (such as the NASDAQ Global Market, on which the Company’s Ordinary Shares are currently listed) may be elected for an unlimited number of additional three-year terms (in excess of the initial three three-year terms described above), subject to the fulfillment of certain requirements.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of Messrs. Avner Atsmon and Ohad Zuckerman as the Company’s Class I Directors and as External Directors. Mr. Avner Atsmon has served as a director of the Company for a period of six years (that is, two terms of three years each). Mr. Ohad Zuckerman has served as a director of the Company for a period of nine years (that is, three terms of three years each). If elected, each of them shall hold office for an additional term of three years, until the third Annual General Meeting of Shareholders following the Meeting, unless their office is earlier vacated under any relevant provision of the Articles and/or the Companies Law. Each of Mr. Avner Atsmon and Mr. Ohad Zuckerman has represented to the Company that he currently qualifies as an External Director under the Companies Law.

In accordance with regulations promulgated under the Companies Law, each of the Company’s Board and Audit Committee has determined that in light of the expertise of, and special contribution to the work of the Company’s Board and Audit Committee by, each of Messrs. Atsmon and Zuckerman, their appointment for an additional three-year term is for the benefit of the Company.

The Proposed Directors

A brief biography of each of Messrs. Atsmon and Zuckerman is set forth below:

Avner Atsmon joined us in October 2006 as a director. Prior to his retirement Mr. Atsmon served as Vice President of Engineering of Starhome Ltd. from January 2000 to June 2002. From December 1993 to December 1999 Mr. Atsmon served in several positions at Comverse Infosys including as a Chief Operating Officer. From November 1991 to November 1993 Mr. Atsmon was Fax Application Manager of National Semi-Conductors, Palo Alto California.

Ohad Zuckerman has served as a director since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Proposed Resolutions for Proposal 1

         It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Avner Atsmon be, and hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

“RESOLVED, that Mr. Ohad Zuckerman be, and hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

Required Vote for Proposal 1

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of Messrs. Atsmon and Zuckerman.  Under the Companies Law, the election of an External Director requires the fulfillment of special voting requirements.  Accordingly, as each of Messrs. Atsmon and Zuckerman has been nominated for re-election as an External Director by the Board, such election will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting thereon (that is, disregarding broker non-votes, proxies for which authority has been withheld, and abstentions), provided that either:

(i)
the shares voting in favor of the re-election include a majority (disregarding broker non-votes, proxies for which authority has been withheld, and abstentions) of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a personal interest (as described below) in approval of the re-election (except a personal interest that is not a result of relations with a controlling shareholder); or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a personal interest (as described in clause (i) above) does not exceed two percent (2%) of all of the voting rights in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

For purposes of the special voting requirement for Proposal 1, a personal interest of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (each of whom is referred to as a family member), or a personal interest of an entity in which the shareholder (or family member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a personal interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who fills out and returns a proxy card with respect to this proposal, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the re-election of either of Mr. Atsmon or Mr. Zuckerman as an External Director.  If you have a personal interest and wish to vote “For” or “Against” this proposal, you should not fill out the enclosed proxy card and should instead contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the re-election of each of the above named nominees as a Class I Director and External Director of the Company.

PROPOSAL 2: THE APPROVAL OF THE COMPANY’S 2012 SHARE OPTION AND INCENTIVE PLAN

Background

Jacada’s 2003 Share Option and Incentive Plan, or the 2003 Plan (which together with Jacada’s 1999 Share Option and Incentive Plan, are referred to herein as the Prior Plans), will expire on December 31, 2012. Following such expiration, previously-granted options and awards under the 2003 Plan will continue to be governed by that plan (as is true for grants under the 1999 Share Option and Incentive Plan, which have continued to be governed by that plan, despite its expiration). However, the 2003 Plan will no longer be available for future grants. Consequently, the Board approved Jacada’s 2012 Share Option and Incentive Plan, or the 2012 Plan, on August 14, 2012, and currently seeks shareholder approval thereof at the Meeting in order to avail Jacada of favorable tax treatment for certain types of grants thereunder pursuant to the U.S. tax regime, as described further below.  A complete copy of the 2012 Plan is appended to this Proxy Statement as Exhibit A, which is incorporated by reference herein into the description of Proposal 2.  The following constitutes a mere summary of the material terms of the 2012 Plan and does not serve as a substitute for the 2012 Plan itself, which shareholders are encouraged to review. The 2012 Plan, which became effective as of the date of such Board approval, will provide for the grant of options, restricted shares, restricted share units and other share-based awards to Jacada’s and its subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to Jacada or any of its affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, Jacada will only grant options or other equity incentive awards under the 2012 Plan.

The pool of newly reserved shares under the 2012 Plan will be 525,000 Ordinary Shares.  In addition, all shares authorized but unissued under the Prior Plans as of the effective date of the 2012 Plan, and all shares underlying awards under the Prior Plans that expire or are cancelled, terminated or forfeited prior to exercise following the effective date of the 2012 Plan, will be automatically added to the pool of reserved shares under the 2012 Plan.

The 2012 Plan will be administered by the Board or by its options committee, which shall determine, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. The 2012 Plan will enable Jacada to issue awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(9) of the Israeli Income Tax Ordinance, 1961, or the Ordinance, and, if the 2012 Plan is approved by Jacada’s shareholders, pursuant to Section 422 of the U.S. Internal Revenue Code, or the Code. If the 2012 Plan is not approved by Jacada’s shareholders at the Meeting, it will remain in effect, but Jacada will be unable to grant awards under it that qualify under Section 422 of the Code until and unless such shareholder approval is obtained within one year of the plan’s adoption by the Board.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Jacada’s Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track Jacada will not be allowed to deduct an expense with respect to the issuance of the options or shares. Assuming that the 2012 Plan receives the approval of Jacada’s shareholders within one year of its adoption by the Board, options granted under the plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of Jacada’s share capital.

Option grants to Israeli residents under the 2012 Plan that are pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the Ordinary Shares to be issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options (such as share dividends and share splits) must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Awards under the 2012 Plan may be granted until a period of ten years from the date on which the 2012 Plan was adopted by the Board, i.e. until August 13, 2022.

Options granted under the 2012 Plan will generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board or the options committee. Incentive share options granted to a person holding more than 10% of Jacada’s voting power will expire within five years from the date of the grant. In case of termination for reasons of disability or death, or retirement, the grantee or his legal successor may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within three months following retirement. If Jacada terminates a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

In the event of a merger or consolidation of Jacada, or a sale of all, or substantially all, of its shares or assets or other transaction having a similar effect, then without the consent of the option holder, the Board or the options committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options against payment in cash in an amount determined by the Board or the committee as fair in the circumstances. Notwithstanding the foregoing, the Board or the options committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that it shall deem, in good faith, appropriate.

Proposed Resolutions for Proposal 2

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Jacada Ltd. 2012 Share Option and Incentive Plan, under which 525,000 Ordinary Shares will be newly reserved for the grant of awards, be, and hereby is, approved.”

Required Vote for Proposal 2

Approval of the above resolution will require the affirmative vote of a simple majority of the Ordinary Shares present, in person or by proxy, and voting thereon.  Ordinary Shares present at the Meeting that are not voted for the approval of this proposal or Ordinary Shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the proposed resolution to approve the 2012 Plan.

PROPOSAL 3: THE APPROVAL OF THE GRANT, TO THE COMPANY’S DIRECTORS, OF OPTIONS
TO PURCHASE THE COMPANY’S ORDINARY SHARES

Background

Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require approval by the Audit Committee, Board and the Company’s shareholders, in that order.

Each of the Company's current directors was granted options to purchase Ordinary Shares in previous years; however, some of those options expired earlier this year and other of those options will expire during 2013 under the terms and conditions thereof.

In addition, due to declines in the market price of the Ordinary Shares, the exercise prices of all of the outstanding options that are held by the Company’s directors, along with the majority of outstanding options held by other Company employees, which were set based on the fair market value of the Ordinary Shares as of the respective dates of grant, exceed the current market price of the Ordinary Shares.  Each of the Audit Committee and the Board has determined that it is important to maintain incentives for high levels of performance by the Company’s directors, which is in keeping with the original purpose of the grants of these options under the Existing Plans.

Therefore, each of the Audit Committee and the Board has approved, and at the Meeting, the Company’s shareholders will be requested to approve, new grants of options to purchase 15,000 Ordinary Shares to each External Director (Ms. Gittit Guberman and Messrs. Avner Atsmon and Ohad Zuckerman) and to Mr. Yossie Hollander, and options to purchase 31,250 Ordinary Shares to Mr. Gideon Hollander who also serves as the Company's Co-Chief Executive Officer, to which we refer collectively as the Options. These new Options are intended to restore the economic value of the outstanding options held by the Company’s directors that has been lost due to decreases in Jacada’s stock price, and will therefore have an exercise price equal to $1.45, which represents the fair market value of the Ordinary Shares on August 19, 2012, the date on which the Board approved the grant of the Options.  All such Option grants will furthermore be governed by the standard terms of the 2003 Plan and will (i) vest over a period of three years commencing on the date of grant, such that 33.33% of the Options will vest after one year, and an additional 8.33% of the Options will vest at the end of each subsequent three-months period thereafter for 24 months, and (ii) have a term of seven (7) years from the date of grant.  If Company is to be consolidated with or acquired by another entity or otherwise experiences a change of control in a merger, sale of all or substantially all of its shares or assets, the Options which are then outstanding and unvested shall, immediately upon the consummation of such transaction, become fully vested and exercisable.

Proposed Resolutions for Proposal 3

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the grant, under the Jacada Ltd. 2003 Share Option and Incentive Plan, of options to purchase 15,000 Ordinary Shares to each External Director (Ms. Gittit Guberman and Messrs. Avner Atsmon and Ohad Zuckerman) and to Mr. Yossie Hollander and options to purchase 31,250 Ordinary Shares to Mr. Gideon Hollander, be, and hereby is, approved.”

“RESOLVED FURTHER, that the foregoing options shall be subject generally to the terms and conditions of the Jacada Ltd. 2003 Share Option and Incentive Plan, and shall (i) vest over a period of three years commencing on the date of grant, such that 33.33% of the Options will vest after one year, and an additional 8.33% of the Options will vest at the end of each subsequent three-months period thereafter for 24 months, (ii) be exercisable at a price per Ordinary Share equal to $1.45, which represents the fair market value of the Ordinary Shares on August 19, 2012, the date on which the Board approved the grant of the options, and (iii) have a term of seven (7) years from the date of grant.

Required Vote for Proposal 3

Approval of the above resolutions will require the affirmative vote of a simple majority of the Ordinary Shares present, in person or by proxy, and voting thereon. Ordinary Shares present at the Meeting that are not voted for the approval of this proposal or Ordinary Shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the proposed resolutions to grant options to purchase Ordinary Shares to the Company’s directors.

PROPOSAL 4: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In January 2012, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2011, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the Audit Committee has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2012 and for such additional period until the next Annual General Meeting of Shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Proposed Resolutions for Proposal 4

         It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2012 and for such additional period until the next Annual General Meeting of Shareholders, such re-appointment having been previously approved by the Audit Committee.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote for Proposal 4

The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the proposal.  Ordinary Shares present at the Meeting that are not voted for the approval of this proposal or Ordinary Shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PROPOSAL 5: PRESENTATION AND CONSIDERATION OF AUDITED ANNUAL FINANCIAL
STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited consolidated financial statements for the year ended December 31, 2011) is being made available to shareholders through the Securities and Exchange Commission website. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

Required Vote for Proposal 5

Proposal 5 does not involve a vote of the Company’s shareholders.

OTHER MATTERS

        The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders and in this Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors Gideon Hollander Co-Chief Executive Officer August 31, 2012

EXHIBIT A

JACADA LTD.

_________________________________________________

2012 SHARE OPTION AND INCENTIVE PLAN
_________________________________________________

__________________________________

Adopted: August 14, 2012
__________________________________

__________________________________

JACADA LTD.

2012 SHARE OPTION AND INCENTIVE PLAN
__________________________________

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.	PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.
Purpose.  The purpose of this 2012 Share Option and Incentive Plan (as may be amended, the “Plan”) is to afford an incentive to employees, directors, officers, consultants, advisors, and any other person or entity whose services are considered valuable (collectively, the “Service Providers”) to Jacada Ltd., an Israeli company (the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company, to continue as Service Providers, to increase their efforts on behalf of the Company or an Affiliate and to promote the success of the Company's business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Ordinary Shares of the Company, and by the grant of options to purchase Shares and awards of restricted Shares (“Restricted Shares”), Restricted Share Units (“RSUs”) and other Share-based Awards pursuant to the Plan.

1.2.	Types of Awards. The Plan is intended to enable the Company to issue Awards under varying tax regimes, including:

(i)
pursuant and subject to the provisions of Section 102 of the Ordinance, and all regulations and interpretations adopted thereunder, including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by the Israeli Income Tax Authorities (the “ITA”) (such Awards, “102 Awards”). 102 Awards may either be granted to a Trustee or without a trustee;

(ii)	pursuant to Section 3(9) of the Ordinance (such Awards, “3(9) Awards”);
(iii)
Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Service Providers who are deemed to be residents of the U.S. for purposes of taxation;

(iv)	Nonqualified Stock Options to be granted to Service Providers who are deemed to be residents of the U.S. for purposes of taxation; and
(v)	other stock-based Awards pursuant to Section 13 hereof.

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, the Plan contemplates issuances to Grantees in other jurisdictions with respect to which the Committee is empowered to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company’s agreement with the Grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

The Plan contemplates the issuance of Awards by the Company, both as a private company and as a publicly traded company.

1.3.
Construction. To the extent any provision herein conflict with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the provisions of such law or regulation shall prevail over those of the Plan, and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

2.	DEFINITIONS.

2.1.
Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (ii) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (iii) reference to a person shall means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety and not to any particular provision hereof and (v) all references herein to Sections shall be construed to refer to Sections of this Plan.

2.2.	Defined Terms. The following terms shall have the meanings ascribed to them in this Section 2:

2.2.1.
“Affiliate” shall have the meaning assigned thereto in Rule 405 of Regulation C under the Securities Act. For the purpose of Options granted pursuant to 102 Awards, “Affiliate” shall also mean an “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.2.
“Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading system on which the Shares are then traded or listed.

2.2.3.	“Award” shall mean any Restricted Share, Option or any other Share-based award, granted to a Grantee under the Plan and any Share issued pursuant to the exercise thereof.
2.2.4.	“Board” shall mean the Board of Directors of the Company.
2.2.5.	“Code” shall mean the United States Internal Revenue Code of 1986, as amended.
2.2.6.	“Committee” shall mean a committee established by the Board to administer the Plan, subject to Section 3.1.

2.2.7.	“Companies Law” shall mean the Israel Companies Law-1999 and the regulations promulgated thereunder, all as amended from time to time.
2.2.8.	“Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.
2.2.9.
“Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by a medical doctor satisfactory to the Committee or (ii) if applicable, a “permanent and total disability” as defined in Section 22(e)(3) of the Code, or Section 409A(a)(2)(c)(i) of the Code, as amended from time to time.

2.2.10.
“Employee” shall mean a person who is employed by the Company or any of its Affiliates, including, for the purpose of Section 102, an individual who is serving as an “office holder” as defined under the Companies Law, but excluding any Controlling Shareholder.

2.2.11.
“Exercise Period” shall mean the period, commencing on the date of grant of an Option, during which an Option shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.2.12.	“Exercise Price” shall mean the exercise price for each Share covered by an Option.
2.2.13.
“Fair Market Value” per Share as of a particular date shall mean: (i) the average closing sales price per Share on the securities exchange (including, if applicable, The NASDAQ Stock Market) on which the Shares are principally traded over the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period); (ii) if the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that over-the-counter market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period); (iii) if the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination, and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that with respect to Nonqualified Stock Options, the Fair Market Value of the Shares shall be determined in a manner that satisfies the applicable requirements of Section 409A of the Code, and with respect to Incentive Stock Options, the Fair Market Value shall be determined in a manner that satisfies the applicable requirements of Section 422 of the Code, subject to Code Section 422(c)(7). The Committee shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine the principal such exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.2.14.	“Grantee” shall mean a person who is granted an Award under the Plan, and who at the time of grant is a Service Provider of the Company or any Affiliate thereof.
2.2.15.	“Non-Employee” shall mean a consultant, adviser, Service Provider, Controlling Shareholder or any other person who is not an Employee.
2.2.16.
“Nonqualified Stock Option” shall mean any Option granted to a Service Provider who is deemed to be a resident of the U.S. for purposes of taxation, which Option is not designated as, or does not meet the conditions for, an Incentive Stock Option.

2.2.17.
“Options” shall mean all options to purchase Shares granted as 102 Awards, 3(9) Awards, Incentive Stock Options and Non-Qualified Stock Options, as well as options to purchase Shares issued under other tax regimes.

2.2.18.	“Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.
2.2.19.
“Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable, as defined in Section 424(e) of the Code.

2.2.20.
“Retirement” shall mean a Grantee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its affiliates in which the Grantee participates.

2.2.21.	“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.
2.2.22.	“Shares” shall mean Ordinary Shares, par value NIS 0.04 of the Company, or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award.
2.2.23.
“Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable, as defined in Section 424(f) of the Code.

2.2.24.
“Ten Percent Shareholder” shall mean a Grantee who, at the time an Incentive Stock Option is granted, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary.

2.2.25.
“Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Awards, approved by the Israeli tax authorities), if so appointed.

2.3.	Other Defined Terms. The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Options	9.1
102 Non-Trustee Options	9.2
102 Ordinary Income Track Options	9.1
102 Trustee Options	9.1
3(9) Awards	1.2(ii)
Cause	6.6.3
Company	1.1
Effective Date	25.1
Election	9.2

Eligible 102 Grantees	4.2
ISO Shares	8.4
ITA	1.2(i)
Market Stand-Off	17
Merger/Sale	14.2
Option Agreement	6
Plan	1.1
Required Holding Period	9.4
Restricted Period	11.4
Restricted Share Agreement	11
Restricted Share Unit Agreement	12.1
Restricted Shares	1.1
RSU	12.1
Rules	1.2(i)
Service Provider(s)	1.1
Successor Corporation	14.2.1
Withholding Obligations	18.3

3.	ADMINISTRATION.

3.1.
To the extent permitted under Applicable Law and the Memorandum of Association, Articles of Association and any other governing document of the Company, the Plan shall be administered by the Committee.  In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2.
The Committee shall consist of two or more directors of the Company, as determined by the Board. The Board shall appoint the members of the Committee, it may from time to time remove members from, or add members to, the Committee, and it shall fill vacancies on the Committee however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine.  The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable and subject to requirements of Applicable Law.

3.3.
Subject to the terms and conditions of this Plan and any mandatory provisions of Applicable Law, and in addition to the Committee's powers contained elsewhere in this Plan, the Committee shall have full authority in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)	the identity of eligible Grantees;
(ii)
grants of Awards and setting the terms and provisions of Option Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, but not limited to, the number of Shares underlying each Award;

(iii)	the time or times at which Awards shall be granted;
(iv)	the vesting schedule, the acceleration thereof and conditions on which Awards may be exercised;
(v)	the Exercise Price;
(vi)	the interpretation of the Plan;
(vii)	prescription, amendment and rescission of rules and regulations relating to and for carrying out the Plan, as it may deem appropriate;
(viii)	the Fair Market Value of the Shares;
(ix)	the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards; and
(x)	any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and any Award thereunder.

3.4.
Grants of Awards shall be made pursuant to written notice to Grantees setting forth the terms of the Award. Such notice shall designate the type of Award as one of the following: (i) a 102 Award granted to a Trustee (either as a 102 Award (capital gain track) with Trustee or a 102 Award (ordinary income track) with Trustee), (ii) a 102 Award without a Trustee, (iii) a 3(9) Award, (iv) an Incentive Stock Option, (v) a Nonqualified Stock Option, or (vi) any other type of Award.

3.5.
Subject to the mandatory provisions of Applicable Law, the grant of any Award, whether by the Committee or the Board, shall be deemed to include an authorization of the issuance of Shares upon the due exercise thereof.

3.6.
The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the Plan but without amending the Plan.  The Committee shall have the authority to grant, in its discretion, to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award.

3.7.
All decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan, unless otherwise determined by the Board. No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.	ELIGIBILITY.

4.1.
Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account the qualification under each tax regime pursuant to which such Awards are granted. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2.
Subject to Applicable Law, 102 Awards may not be granted to Controlling Shareholders and may only be granted to Employees, including officers and directors, of the Company or any Affiliate thereof, who are Israeli residents (“Eligible 102 Grantees”). Awards to Eligible 102 Grantees in Israel shall be 102 Awards.  Eligible 102 Grantees may receive only 102 Awards, which may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Awards to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

4.3.	Subject to Applicable Law, Non-Employees who are Israeli residents and are not Eligible 102 Grantees may only be granted 3(9) Awards under this Plan.

5.	SHARES.

The initial number of Shares reserved for the grant of Awards under the Plan shall be 525,000 Shares. All of the Shares reserved for issuance under the Plan may be issued pursuant to the exercise of Incentive Stock Options.  The class of Shares shall be designated by the Board with respect to each Award and the notice of grant shall reflect such designation. Any Share underlying an Award granted hereunder which has expired, or was cancelled or terminated or forfeited for any reason without having been exercised, shall be automatically, and without any further action on the part of the Company or any Grantee, returned to the “pool” of reserved Shares hereunder and shall again be available for grant for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise.  In addition, any Share underlying an Award granted under the Company’s 1999 Share Option and Incentive Plan or the Company’s 2003 Share Option and Incentive Plan that has expired, or was cancelled, terminated or forfeited for any reason without having vested or having been exercised following the Effective Date of this Plan, shall be automatically, and without any further action on the part of the Company or any Grantee, added to the “pool” of reserved Shares hereunder and be available for grant for purposes of this Plan (as an increase to the number of Shares initially available for grant under the Plan, as stated in the first sentence of this Section 5). Similarly, Shares that were authorized but unissued under the Company’s 1999 Share Option and Incentive Plan or the Company’s 2003 Share Option and Incentive Plan, consisting of up to a maximum of 1,129,665 Shares, shall, once further grants can no longer be made under those plans, automatically be added to the “pool” of reserved Shares hereunder and shall be available for grant for purposes of this Plan (as an increase to the number of Shares initially available for grant under the Plan, as stated in the first sentence of this Section 5). Notwithstanding the other provisions of this Section 5, the Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan. Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law) or by a trustee appointed by the Board under the relevant provisions of the Ordinance, the Companies Law or any equivalent provision. Any Shares that are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

6.	TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee or a written notice delivered by the Company and accepted by the Grantee (an “Option Agreement”), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement or the terms referred to in Sections 9 and 10 below. For purposes of interpreting this Section 6, a director's service as a member of the Board or the services of an officer, as the case may be, shall be deemed to be employment with the Company or its Subsidiary or Affiliate.

6.1.	Number of Shares. Each Option Agreement shall state the number of Shares covered by the Option.

6.2.
Type of Option. Each Option Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Nonqualified Stock Option, 102 Option Award and the relevant track, 3(9) Option Award, or otherwise.

6.3.
Exercise Price. Each Option Agreement shall state the Exercise Price. In the case of an Incentive Stock Option, the Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other price as may be required pursuant to the Code. For an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of the Shares on the date of grant unless the Committee specifically indicates that the Option will have a lower Exercise Price and the Option complies with Section 409A of the Code. In the case of any other Option, the per share Exercise Price shall be equal to the Fair Market Value of the Shares on the date of grant, or such other price as shall be determined by the Committee, provided, however, that in no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. For any grant for which the Exercise Price is determined by reference to Fair Market Value on the date of grant, the Committee (or the Board, if it is approving the grant) shall approve the grant prior to the applicable period over which Fair Market Value is determined (if the Shares are then traded on a securities exchange or quoted in the over-the-counter market, therefore, the Committee or Board shall approve the grant at least 30 calendar days prior to the grant date, in order that the Fair Market Value determination be made over the 30-calendar-day period between the Committee or Board approval and the setting of the Exercise Price).  Subject to Section 3 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof.  This Section 6.3 shall not apply to an Option granted pursuant to assumption of, or substitution for, another option in a manner that complies with Code Section 424(a), whether or not the Option is an Incentive Stock Option.

6.4.
Manner of Exercise. An Option may be exercised, as to any or all Shares as to which the Option has become exercisable, by written notice delivered in person or by mail to the Secretary of the Company or to such other person as determined by the Committee, specifying the number of Shares with respect to which the Option is being exercised, accompanied by payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, either in (i) cash, (ii) if the Company’s shares are publicly traded, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are publicly traded, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, or (iv) in such other manner as the Committee shall determine, which may include procedures for cashless exercise.

6.5.
Term and Vesting of Options. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. To the extent permitted under Applicable Law, the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Option Agreement, and subject to Sections 6.6 and 6.7 hereof, Options shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Option, on the first anniversary of the date on which such Option is granted, provided that the Grantee remains continuously employed by or in the service of the Company or its Subsidiary or Affiliate for that one year, and six and one-quarter percent (6.25%) of the Shares covered by the Option at the end of each subsequent quarter, provided that the Grantee remains continuously employed by or in the service of the Company or its Subsidiary or Affiliate for that quarter, over the course of the following three (3) years of continued employment by or service for the Company or its Subsidiary or Affiliate. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option.  The Exercise Period of an Option will be 10 years from the date of grant of the Option unless otherwise determined by the Committee, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof; provided, however, that in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, such Exercise Period shall not exceed five (5) years from the date of grant of such Option. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

6.6.	Termination.

6.6.1.
Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of or maintaining a director, officer, consultant, advisor or supplier relationship with the Company or a Subsidiary or Affiliate thereof or, in the case of an Incentive Stock Option, a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed or in the director, officer, supplier, consultant, or advisor relationship since the date of grant of the Option. In the event that the employment or director, officer or consultant, advisor or supplier relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to three (3) months after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) or if, whether or not the Grantee’s employment is terminated by either party, circumstances arise or are discovered with respect to the Grantee that would have constituted Cause for termination of his or her employment or service, all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination (or on which such circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee.

6.6.2.
In the case of a Grantee whose principal employer is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be such Subsidiary or Affiliate. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable; provided, that such Options may lose their status as Incentive Stock Options under applicable law and be deemed Nonqualified Stock Options as a result of the modification of the Option to extend the exercise period and/or in the event that the Option is exercised beyond the later of: (i) three (3) months after the date of termination of the employment relationship ; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment relationship because of the death, Disability or Retirement of Grantee.

6.6.3.
For purposes of this Plan, the term “Cause” shall mean any of the following: (a) fraud, embezzlement or felony or similar act by the Grantee; (b) an act of moral turpitude by the Grantee, or any act that causes significant injury to the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (c) any material breach by the Grantee of an agreement between the Company or any Subsidiary or Affiliate and the Grantee (including material breach of confidentiality, non-competition or non-solicitation covenants) or of any duty of the Grantee to the Company or any Subsidiary or Affiliate thereof; or (d) any circumstances that constitute grounds for termination for cause under the Grantee’s employment, consulting or service agreement with the Company or Subsidiary or Affiliate, to the extent applicable.

6.7.
Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or performing service for, the Company or a Subsidiary, or within the three (3) month period after the date of termination of such Grantee's employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee's employment or service shall terminate by reason of Disability, all Options theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms), be exercised by the Grantee or by the Grantee's estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within one (1) year after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or service of a Grantee shall terminate on account of such Grantee's Retirement, all Options of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8.
Suspension of Vesting. Unless the Board of Directors or the Committee provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (a) leave of absence which was pre-approved by the Company for purposes of continuing the vesting of Options, or (b) transfers between locations of the Company or between the Company, any Affiliate, or any respective successor thereof.

6.9.
Voting Proxy.  Until immediately after the listing for trading on a stock exchange or market or trading system of the Company’s (or the Successor Corporation’s) shares, the right to vote any Shares acquired under this Plan pursuant to an Award shall, unless otherwise determined by the Committee, be given by the Grantee or the Trustee (if so requested from the Trustee and agreed by the Trustee), as the case may be, pursuant to an irrevocable proxy, to the person or persons designated by the Board. All Awards granted hereunder shall be conditioned upon the execution of such irrevocable proxy. So long as any such Shares are held by a Trustee (and unless a proxy was given by the Trustee as aforesaid), such Shares shall be voted by the Trustee, and unless the Trustee is directed otherwise by the Board, such Shares shall be voted in the same proportion as the result of the shareholder vote at the shareholders meeting or written consent in respect of which the Shares held by the Trustee are being voted. Any irrevocable proxy granted pursuant hereto shall be of no force or effect immediately after the listing for trading on a stock exchange or market or trading system of the Company’s (or the Successor Corporation’s) Shares.

6.10.
Other Provisions. The Option Agreement evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Committee may determine, at or after the date of grant, including without limitation, provisions in connection with the restrictions on transferring the Awards, which shall be binding upon the Grantees and other terms and conditions as the Committee shall deem appropriate.

6.11.
Israeli Index Base for 102 Awards. Each 102 Award will be subject to the Israeli index base of the Value of Benefit, as defined in Section 102(a) of the Ordinance, as determined by the Committee in its discretion, pursuant to the Rules, from time to time. In the event that the Company effects a public offering of its shares in any stock exchange outside of Israel, the Committee may amend retroactively the Israeli index base, pursuant to the Rules, without the Grantee’s consent.

6.12.
Securities Law Restrictions. Except as otherwise provided in the applicable Option Agreement or other agreement between the Service Provider and the Company, if the exercise of an Option following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Service Provider’s employment or service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.  In addition, unless otherwise provided in a Participant’s Option Agreement, if the sale of any Shares received upon exercise of an Option following the termination of the Service Provider’s employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Option shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Service Provider’s employment or service during which the exercise of the Option would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option as set forth in the applicable Option Agreement.

7.	NONQUALIFIED STOCK OPTIONS.

Options granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations.  Nonqualified Stock Options may not be granted to Service Providers who are providing services only to a “parent” of the Company, as such term is defined in Rule 405 of Regulation C under the Securities Act, unless the Shares underlying such Awards are treated as “service recipient stock” under Section 409A of the Code because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards comply with the distribution requirements of Section 409A of the Code.

8.	INCENTIVE STOCK OPTIONS.

Options granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations:

8.1.
Eligibility for Awards.  Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary corporation thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code).

8.2.
Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary corporation become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee.  To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Grantee during any calendar years exceeds one hundred thousand United States dollars ($100,000), such Options shall be treated as Nonqualified Stock Options.  The foregoing shall be applied by taking Options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option.  In the event that the foregoing results in the portion of an Incentive Stock Option exceeding the one hundred thousand United States dollars ($100,000) limitation, only such excess shall be treated as a Nonqualified Stock Option.

8.3.
Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

8.4.
Incentive Stock Option Lock-Up Period. No disposition of Shares received pursuant to the exercise of Incentive Stock Options (“ISO Shares”), shall be made by the Grantee within 2 years from the date of grant, nor within 1 year after the transfer of such ISO Shares to the Grantee. To the extent that the Grantee violates the aforementioned limitations, the Incentive Stock Options shall be deemed to be Nonqualified Stock Options.

8.5.
Approval. The status of any ISO Shares shall be subject to approval of the Plan by the Company’s shareholders, such approval to be provided 12 months before or after the date of adoption of the Plan by the Board of Directors.

8.6.
Exercise Following Termination. Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months  following termination of a Grantee’s employment in the Company or its Parent or Subsidiary corporations, or within one year in case of termination of Grantee’s employment in the Company or its Parent or Subsidiary corporations due to a Disability (within the meaning of section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.7.
Adjustments to Incentive Stock Options. Any Option Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to the Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

8.8.
Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any ISO Shares. A “Disqualifying Disposition” is any disposition (including any sale) of such ISO Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such ISO Shares are sold, these holding period requirements do not apply and no disposition of the ISO Shares will be deemed a Disqualifying Disposition.

9.	102 OPTION AWARDS.

9.1.
Options granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (a) Section 102(b)(2) thereof as capital gains track options (“102 Capital Gains Track Options”), or (b) Section 102(b)(1) thereof as ordinary income track options (“102 Ordinary Income Track Options”, and together with 102 Capital Gains Track Options, “102 Trustee Options”).  102 Trustee Options shall be granted subject to the following special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations.

9.2.
The Company may grant only one type of 102 Trustee Option at any given time to all Grantees who are to be granted 102 Trustee Options pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Option it elects to grant before the date of grant of any 102 Trustee Options (the “Election”). Such Election shall also apply to any bonus shares received by any Grantee as a result of holding the 102 Trustee Options. The Company may change the type of 102 Trustee Option that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Options pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Options”).

9.3.
Each 102 Trustee Option will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Grantee has signed all documents required pursuant to Applicable Law and under the Plan.

9.4.
Each 102 Trustee Option, each Share issued pursuant to the exercise of any 102 Trustee Option, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Option as a 102 Trustee Option are not met, then the Option may be treated as a 102 Non-Trustee Option, all in accordance with the provisions of Section 102 and the Rules.  After termination of the Required Holding Period, the Trustee may release such 102 Trustee Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Options. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise thereof prior to the payment in full of the Grantee’s tax liabilities arising from such 102 Trustee Options and/or Shares or the withholding referred to in (ii) above.

9.5.
Each 102 Trustee Option shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Option and shall prevail over any term contained in the Plan or Option Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or an Option Agreement that, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Grantee. Each Grantee granted a 102 Trustee Option shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. Each Grantee agrees to execute any and all documents that the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

9.6.
During the Required Holding Period, each Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Option and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from a Grantee, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the relevant Option Agreement and any Applicable Law.

9.7.
If a 102 Trustee Option is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee. If such 102 Trustee Option is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee, or (ii) be issued to the Grantee, provided that the Grantee first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

9.8.
The foregoing provisions of this Section 9 relating to 102 Trustee Options shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

9.9.
Upon receipt of a 102 Trustee Option, a Grantee will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Option or Share granted to such Grantee thereunder.

10.	3(9) OPTION AWARD.

10.1.
Options granted pursuant to this Section 10 are intended to constitute 3(9) Option Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations.

10.2.
To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee prudent or advisable, 3(9) Option Awards granted pursuant to the Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance.  In such event, the Trustee shall hold such Options in trust, until exercised by the Grantee, pursuant to the Company's instructions from time to time as set forth in a trust agreement, which will be entered into between the Company and the Trustee.  If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes for which a Grantee may become liable upon the exercise of Options.

11.	RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance. Each Award of Restricted Shares under the Plan shall be evidenced by a written agreement between the Company and the Grantee (a “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. Each Restricted Share Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

11.1.	Number of Shares. Each Restricted Share Agreement shall state the number of Shares covered by an Award.

11.2.
Purchase Price. Each Restricted Share Agreement may state a purchase price amount to be paid by the Grantee, if any, in consideration for the issuance of Restricted Shares and the terms of payment thereof, which may include payment by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.3.
Vesting. Each Restricted Share Agreement shall provide the vesting schedule for Restricted Shares as determined by the Committee, provided that (to the extent permitted under Applicable Law) the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Restricted Share at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in a Restricted Share Agreement, Restricted Shares shall vest according to the same vesting schedule as is set forth in Section 6.5 hereof.

11.4.
Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which an Award is granted (a “Restricted Period”).  The Committee may also impose such additional or alternative restrictions and conditions on Restricted Shares as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect.  Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee. In determining the Restricted Period of an Award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Ordinance or the ITA, Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and shall be held for the benefit of the Grantee for such period as may be required by the Ordinance.

11.5.
Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.  The Committee also may adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

11.6.
Forfeiture. Subject to such exceptions as may be determined by the Committee, if a Grantee's continuous employment with the Company or any Subsidiary or Affiliate shall terminate for any reason prior to the expiration of the vesting date or Restricted Period of an Award or prior to the payment in full of the purchase price for any Restricted Shares with respect to which the vesting date or the Restricted Period has expired, any Shares remaining subject to vesting or restrictions or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited and shall be deemed transferred to, and reacquired by, or cancelled by, as the case may be, the Company or a Subsidiary at no cost to the Company or Subsidiary, subject to all Applicable Laws. Upon forfeiture of Restricted Shares, the Grantee shall have no further rights with respect to such Restricted Shares.

11.7.
Ownership. During a Restricted Period, a Grantee shall possess all incidents of ownership of Restricted Shares, subject to Sections 6.9 and 11.4, including the right to vote and receive dividends with respect to such Shares.  All distributions, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12.	RESTRICTED SHARE UNITS.

12.1.
An RSU is an Award covering a number of Shares that is settled by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance.  Each grant of RSUs under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Unit Agreement”), in such form as the Committee shall from time to time approve. RSUs shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of various Restricted Share Unit Agreements entered into under the Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.2.
Other than the par value of the Shares, no payment of cash shall be required as consideration for RSUs. RSUs may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the relevant Restricted Share Unit Agreement.

12.3.
Without limitation of Section 6.9, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of a Grantee.  Notwithstanding anything else in this Plan (as may be amended from time to time) to the contrary, unless otherwise specified by the Committee, each RSU shall be for a term of seven (7) years. Each Restricted Share Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of termination of employment or service providing to the Company, and may provide for earlier settlement in the event of a Grantee’s death, Disability or other events.

12.4.
Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until a grant of RSUs is settled, the number of such RSUs shall be subject to adjustment pursuant hereto.

12.5.
Notwithstanding anything to the contrary set forth herein, any RSUs granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code.  Such restrictions, if any, shall be determined by the Board and contained in the Restricted Share Unit Agreement evidencing such RSU Award.  For example, such restrictions may include, without limitation, a requirement that any Shares that are to be issued in a year following the year in which the RSU Award vests must be issued in accordance with a fixed, pre-determined schedule.

13.	OTHER SHARE OR SHARE-BASED AWARDS.

The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value. The Committee may also grant stock appreciation rights without the grant of an accompanying Option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect of which the right was granted exceeds the exercise price thereof. The Committee may grant to Grantees (including Employees), and it is hereby deemed to be an Award under the terms of the Plan,  the opportunity to purchase Shares of the Company in connection with any public offerings of the Company’s securities. Such other Share based Awards may be granted alone, in addition to, or in tandem with, any Award of any type granted under the Plan and must be consistent with the purposes of the Plan.

14.	EFFECT OF CERTAIN CHANGES.

14.1.
General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a stock dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a stock split, a reverse stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make such adjustments as determined by it to be appropriate in order to adjust (i) the number of Shares available for grants of Awards, (ii) the number of Shares covered by outstanding Awards, and (iii) the exercise price per Share covered by any Award; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional Shares.

14.2.
Merger and Sale of Company.  In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, or an acquisition by a shareholder of the Company or by an Affiliate of such shareholder, of all of the shares of the Company held by other shareholders or by other shareholders who are not Affiliated with such acquiring party; (iii) a merger, consolidation, amalgamation or like transaction of the Company with or into another corporation; (iv) a scheme or arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction or set of circumstances that is determined by the Committee, in its discretion, to be a transaction having a similar effect (all such transactions being herein referred to as a “Merger/Sale”), then, without the Grantee’s consent and action and without any prior notice requirement:

14.2.1.
Unless otherwise determined by the Committee in its sole and absolute discretion, any Award then outstanding shall be assumed or an equivalent Award shall be substituted by such successor corporation of the Merger/Sale or any Parent or Affiliate thereof as determined by the Board in its discretion (the “Successor Corporation”), under substantially the same terms as the Award.

For the purposes of this Section 14.2.1, the Award shall be considered assumed if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether stock, cash, or other securities or property) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares), which may be subject to vesting  and other terms as determined by the Committee in its discretion, or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, which may be subject to vesting  and other terms as determined by the Committee in its discretion. The foregoing shall not limit the Committee's authority to determine, in its sole discretion, that in lieu of such assumption or substitution of awards of the Successor Corporation for Awards, any other type of asset or property will be substituted for an Award, including under Section 14.2.2 hereunder.

14.2.2.
In the event that Awards are not assumed or substituted for by equivalent awards, the Committee may (but shall not be obligated to), in lieu of such assumption of, or substitution for, an Award, and in its sole discretion, (i) provide for a Grantee to have the right to exercise an Award, or otherwise accelerate vesting of an Award, as to all or part of the Shares covered thereby, including Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, including the cancellation of all unexercised Awards upon closing of the Merger/Sale; and/or (ii) provide for the cancellation of each outstanding Award at the closing of such Merger/Sale, and payment to the Grantee of an amount in cash as determined by the Committee to be fair under the circumstances (with full authority to determine the method for making such determination, which may be the Black-Scholes model or any other method, and which determination shall be conclusive and binding on all parties, and which may be zero if the value of the Shares underlying an Option is determined to be less than the Exercise Price therefor), and subject to such terms and conditions as may be determined by the Committee.  Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Company’s Shares in connection with the Merger/Sale is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

14.2.3.
Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine, in its sole discretion, that upon completion of such Merger/Sale, the terms of any Award shall be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase or receive any other security or asset, or any combination thereof, or that its terms be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate. Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan.

14.2.4.
The Committee need not take the same action with respect to all Awards or with respect to all Service Providers.  The Committee may take different actions with respect to the vested and unvested portions of an Award.

14.3.
Reservation of Rights. Except as expressly provided in this Section 14, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any stock dividend (bonus shares), any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company. Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award.  The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes to its capital or business structures or to merge, consolidate, dissolve, liquidate, sell or transfer all or part of its business or assets or engage in any similar transactions.

15.	NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.
All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, unless otherwise determined by the Board or under this Plan, provided that with respect to Shares issued upon exercise of Options, the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions Upon Issuance of Shares) hereof.  Awards may be exercised or otherwise realized, during the lifetime of a Grantee, only by the Grantee or by his or her guardian or legal representative, to the extent provided herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any interest in any Award by, any party other than a Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary. Notwithstanding the foregoing, upon the request of a Grantee and subject to Applicable Law, the Committee, at its sole discretion, may permit the Grantee to transfer an Award to a family trust.

15.2.
As long as Shares are held by a Trustee in favor of a Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

16.	CONDITIONS UPON ISSUANCE OF SHARES

16.1.
Legal Compliance.  Shares shall not be issued pursuant to the exercise or settlement of an Award, unless the exercise or settlement of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws as determined by counsel to the Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary for the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved. Shares issued pursuant to an Award shall be subject to the Articles of Association of the Company and any other governing documents of the Company, including all policies, manuals and internal regulations adopted by the Company from time to time, as may be amended from time to time, including, without limitation, any provisions included therein concerning restrictions or limitations on transferability of Shares or grant of any rights with respect thereto and any provisions concerning restrictions on the use of inside information and other provisions deemed by the Company to be appropriate in order to ensure compliance with Applicable Law, statutes and regulations.

16.2.
Investment Representations.  As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, and to make other representations as may be required under applicable securities laws, if, in the opinion of counsel for the Company, such representations are required, all in form and content specified by the Company.

17.	MARKET STAND-OFF

17.1.
In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act or equivalent law in another jurisdiction, a Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares acquired under this Plan or any securities of the Company (whether or not acquired under this Plan), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares acquired under this Plan, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares acquired under this Plan or such other securities, in cash or otherwise. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the effective date of the registration statement relating to such offering as may be requested by the Company or such underwriters, provided, however, that in any event, such period shall not exceed 90 days following the effective date of such registration statement.

17.2.
In the event of a subdivision of the outstanding share capital of the Company, the declaration and payment of a stock dividend (distribution of bonus shares), the declaration and payment of an extraordinary dividend payable in a form other than stock, a recapitalization, reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, stock split, spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, an adjustment in conversion ratio, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3.	In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable stand-off period.

17.4.
The underwriters in connection with a registration statement so filed are intended to be third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

18.	AGREEMENT BY GRANTEE REGARDING TAXES.

18.1.
If the Committee shall so require, as a condition of exercise of an Award, the release of Shares by the Trustee or the expiration of the Restricted Period, a Grantee shall agree that, no later than the date of such occurrence, he or she will pay to the Company or make arrangements satisfactory to the Committee and the Trustee (if applicable) regarding payment of any applicable taxes of any kind required by Applicable Law to be withheld or paid.

18.2.
Each Option Agreement, Restricted Share Agreement, and Restricted Share Unit Agreement and each other agreement in connection with an Award under the Plan shall contain the following agreement and acknowledgment of the Grantee:

ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OF ANY AWARD OR FROM ANY OTHER ACTION OF A GRANTEE IN CONNECTION WITH THE FOREGOING SHALL BE BORNE AND PAID SOLELY BY SUCH GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

EACH GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE A GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF SUCH GRANTEE.

18.3.
The Company or any Subsidiary or Affiliate may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes which the Company or any Subsidiary or Affiliate is required by any Applicable Law to withhold in connection with any Awards (collectively, “Withholding Obligations”). Such actions may include, without limitation, (i) requiring a Grantee to remit to the Company in cash an amount sufficient to satisfy such Withholding Obligations; (ii) subject to Applicable Law, allowing a Grantee to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Committee to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Grantee until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

18.4.
Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued hereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters.  Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.5.
With respect to 102 Non-Trustee Options, if a Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate with whom the Grantee is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

19.	RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1.
Subject to Section 11.7, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised the Award (in the case of an Option or similar Award), paid the exercise price (to the extent applicable) and become the record holder of the subject Shares.  In the case of 102 Option Awards or 3(9) Option Awards (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder of such Shares for the Grantee’s benefit, and the Grantee shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

19.2.
With respect to all Awards issued in the form of Shares hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.9, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3.	The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

20.	NO REPRESENTATION BY COMPANY.

By granting Awards, the Company is not, and shall not be deemed as, making any representation or warranties to a Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

21.	NO RETENTION RIGHTS.

Nothing in the Plan or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee's employment or service. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate.

22.	PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the Effective Date. From and after the tenth (10th) anniversary of the Effective Date no grants of Awards may be made and the Plan shall continue to be in full force and effect solely with respect to such Awards that remain outstanding. The Plan shall terminate at such time after the tenth (10th) anniversary of the Effective Date as no Awards remain outstanding.

23.	TERM OF AWARD

Anything herein to the contrary notwithstanding, but without derogating from the provisions of Sections 6.6, 6.7 or 8.3 hereof, if any Award, or any part thereof, has not been exercised and the Shares covered thereby not paid for within the term of the Award as determined by the Committee, which in any event shall not exceed ten (10) years after the date on which the Award was granted, as set forth in the Notice of Grant in the Grantee’s Award, such Award, or such part thereof, and the right to acquire such Shares, shall terminate, and all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held by a Trustee, the Grantee shall elect whether to release such Shares from trust or sell the Shares and upon such release or sale such trust shall expire.

24.	AMENDMENT AND TERMINATION OF THE PLAN.

The Board at any time and from time to time may suspend, terminate, modify or amend the Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the Plan to continue to comply with any Applicable Law shall not be effective unless approved by the requisite vote of shareholders, and provided further, that except as provided herein, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, without the written consent of Grantees holding a majority in interest of the Awards so affected, and in the event that such consent is obtained, all Awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent.

25.	APPROVAL.

25.1.
The Plan shall take effect upon its adoption by the Board (the “Effective Date”), except that solely with respect to grants of Incentive Stock Options the Plan shall also be subject to approval within one year of the Effective Date, by a majority of the votes cast on the proposal at a meeting or a written consent of shareholders.  Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option. Upon approval of the Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date.  Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under Applicable Law, in connection with the application of certain tax treatment or pursuant to applicable stock exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the Applicable Law.

25.2.	The 102 Awards are subject to the approval, if required, of the ITA and receipt by the Company of all approvals thereof.

26.	RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A

Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Awards issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board or Committee, and if required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations, or otherwise, also the approval of the requisite majority of the shareholders of the Company. To the extent applicable, the Plan and any agreement hereunder shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, in the event that, following the Effective Date, the Board determines that any Award may be subject to Section 409A of the Code, the Board may adopt such amendments to the Plan and to the relevant agreement governing the Award or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (b) comply with the requirements of Section 409A of the Code.

27.	GOVERNING LAW; JURISDICTION.

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules in any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.  The courts of competent jurisdiction located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder, and by signing any agreement relating to an Award hereunder each Grantee irrevocably submits to such exclusive jurisdiction.

28.	NON-EXCLUSIVITY OF THE PLAN.

Neither the adoption of the Plan by the Board nor the submission of the Plan to shareholders of the Company for approval (to the extent required under Applicable Law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

29.	MISCELLANEOUS.

29.1.	Additional Terms. Each Award awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

29.2.
Severability. If any provision of the Plan or any Option Agreement, Restricted Share Agreement, Restricted Share Unit Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in the Plan or any Option Agreement, Restricted Share Agreement, Restricted Share Unit Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

29.3.
Captions and Titles. The use of captions and titles in this Plan or any Option Agreement, Restricted Share Agreement Restricted Share Unit Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such agreement.